UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                   FORM N-8F

                  Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                that a Registered Investment Company has Ceased
                   to be an Investment Company under the Act


I. GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

   [ ] Merger
   [X] Liquidation
   [ ] Abandonment of Registration
       (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
   [ ] Election of status as a Business Development Company
       (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:  Philadelphia Fund Investing Programs

3. Securities and Exchange Commission File No.: 811-787

4. Is this an initial Form N-8F or an amendment to a previously filed Form
   N-8F?

   [X] Initial Application   [ ] Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

   1200 North Federal Highway, Suite 424
   Boca Raton, Florida 33432

6. Name, address and telephone number of individual the Commission staff should Contact with any questions regarding this form:

   Keith A. Edelman
   Baxter Financial Corporation
   1200 North Federal Highway, Suite 424
   Boca Raton, Florida 33432
   (561) 395-2155

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:


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   Baxter Financial Corporation
   1200 North Federal Highway, Suite 424
   Boca Raton, Florida 33432
   (561) 395-2155
   (records relating to the fund's depositor and the investment adviser, principal underwriter and administrator of the related open-end investment company, Philadelphia Fund, Inc.)

   U.S. Bank N.A.
   425 Walnut Street
   Cincinnati, Ohio 45202
   (records relating to the custodian of the related open-end investment company, Philadelphia Fund, Inc.)

   Unified Fund Services Inc.
   P.O. Box 6110
   Indianapolis, Indiana 46206-6110
   (records relating to the transfer and dividend disbursing agent of the related open-end investment company, Philadelphia Fund, Inc.)

   Boston Financial Data Services, Inc.
   2 Heritage Drive
   N. Quincy, Massachusetts 00171
   (records relating to service as transfer and fund accounting agent from 1990-1995 of the related open-end investment company, Philadelphia Fund, Inc.)

   Philadelphia Fund Investing Programs has filed a document destruction plan pursuant to Rule 31a-2(f)(4) that addresses the length of time that certain records of the Programs will be held.

   NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

   [ ] Management company;
   [X] Unit investment trust; or
   [ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

   [ ] Open-end   [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

    New York



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11. Provide the name and address of each investment adviser of the fund
    (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

    Baxter Financial Corporation
    1200 North Federal Highway, Suite 424
    Boca Raton, Florida 33432

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

    Baxter Financial Corporation
    1200 North Federal Highway, Suite 424
    Boca Raton, Florida 33432

13. If the fund is a unit investment trust ("UIT") provide:

    (a) Depositor's name(s) and address(es):

        Baxter Financial Corporation
        1200 North Federal Highway, Suite 424
        Boca Raton, Florida 33432

    (b) Trustee's name(s) and address(es):

        U.S. Bank N.A.
        425 Walnut Street
        Cincinnati, Ohio 45202

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

        [ ]  Yes     [X]  No


             If Yes, for each UIT state:

             Name(s):

             File No.:

             Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
        [ ]  Yes     [X]  No

        If Yes, state the date on which the board vote took place:

        If No, explain:



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        Philadelphia Fund Investing Programs is a unit investment trust and as such, does not have a Board of Directors.

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
        [ ]  Yes     [X]  No

        If Yes, state the date on which the shareholder vote took place:

        If No, explain:

        The Philadelphia Fund Investing Programs were issued more than 20 years prior to their termination on November 16, 2009. The Programs were ended on November 16, 2009 when Philadelphia Fund, Inc. was reorganized into the WHG Large Cap Value Fund of The Advisors' Inner Circle Fund (the "Acquiring Fund"). The prospectus/proxy statement mailed to all Philadelphia Fund, Inc.'s shareholders in connection with the solicitation of shareholder approval of the reorganization disclosed that the Programs would be terminated immediately at the closing of the reorganization and that Programs' participants would receive shares of the Acquiring Fund. The Programs' shareholders voted on the reorganization of the Philadelphia Fund, Inc. into the Reorganizing Fund

II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

        [X]  Yes     [ ]  No

    (a) If Yes, list the date(s) on which the fund made those distributions:

        November 16, 2009

    (b) Were the distributions made on the basis of net assets?
        [X]  Yes     [ ]  No

    (c) Were the distributions made pro rata based on share ownership?
        [X]  Yes     [ ]  No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

    (e) Liquidations only:
        Were any distributions to shareholders made in kind?

        [ ]  Yes     [X]  No





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        If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
    Has the fund issued senior securities?

        [ ]  Yes     [ ]  No

    If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

        [X]  Yes     [ ]  No

    If No,

    (a) How many shareholders does the fund have as of the date this form is filed?

    (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

        [ ]  Yes     [X]  No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

        [ ]  Yes     [X]  No

    If Yes,

    (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

    (b) Why has the fund retained the remaining assets?

    (c) Will the remaining assets be invested in securities?

        [ ]  Yes     [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

        [ ]  Yes     [X]  No


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    If Yes,

    (a) Describe the type and amount of each debt or other liability:

    (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or
        Liquidation:

        (i)   Legal expenses:                                       0
        (ii)  Accounting expenses:                                  0
        (iii) Other expenses (list and identify separately):        0
        (iv)  Total expenses (sum of lines (i)-(iii) above):        0

        No expenses were incurred in connection with the termination of the Philadelphia Fund Investing Programs. See related N-8F Application for expenses in connection with the reorganization of the Philadelphia Fund, Inc. into the Acquiring Fund.

    (b) How were those expenses allocated?

        Not applicable

    (c) Who paid those expenses?

        Not applicable

    (d) How did the fund pay for unamortized expenses (if any)?

        Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

        [ ]  Yes     [X]  No

    If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

        [ ]  Yes     [X]  No

    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:



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25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

        [ ]  Yes     [X]  No

    If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

    (b) State the Investment Company Act file number of the fund surviving the
        Merger:

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                 VERIFICATION

        The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Philadelphia Fund Investing Programs, (ii) he is the President of Baxter Financial Corporation (Philadelphia Fund Investing Programs' depositor), and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.




                                     /s/Donald H. Baxter
                                     ------------------------------------------
                                     Donald H. Baxter,
                                     President
                                     Baxter Financial Corporation, Depositor of
                                     Philadelphia Fund Investing Programs




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